Filed Pursuant to Rule 433

Under the Securities Act of 1933

Registration Statement No. 333-135093

May 22, 2008

POPULAR, INC.

FINAL TERMS AND CONDITIONS

8.25% Non-cumulative Monthly Income Preferred Stock, Series B

Issuer:	Popular, Inc. (“Popular”)

Securities:	8.25% Non-cumulative Monthly Income Preferred Stock, Series B, $25 liquidation preference (“Preferred Stock”)

Size:	16,000,000 shares

Price to Public:	$25 per share, $400,000,000 in the aggregate

Dividends (Non-Cumulative):	A rate per annum equal to 8.25%

Dividend Payment Date:	The last day of each month, commencing June 30, 2008

Pricing Date:	May 22, 2008

Settlement Date:	May 28, 2008

Maturity:	Perpetual, unless redeemed by Popular, subject to prior Federal Reserve Board approval under current Federal Reserve Board guidelines applicable generally to bank holding companies

Redemption:	The Preferred Stock is not redeemable by Popular prior to May 28, 2013. On and after that date, the Preferred Stock will be redeemable in whole or in part, at Popular’s option, subject to certain limitations.

Proceeds:	The proceeds from the offering, before expenses and underwriting discounts and commissions, are expected to be $400,000,000 in the aggregate. Estimated expenses are $1,000,000, excluding underwriting discounts and commissions.

Listing:	Popular has applied to list the Preferred Stock on the NASDAQ Stock Market under the symbol “BPOPP”.

CUSIP:	733174 403

Joint Book-Running Managers:	UBS Financial Services Incorporated of Puerto Rico and Popular Securities, Inc.

Co-Manager:	Citigroup Global Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-221-9825 or 1-800-981-7400.